Via Facsimile and U.S. Mail

August 31, 2006

Mr. Alan I. Kirshner
Chairman and Chief Executive Officer
Markel Corporation
4521 Highwoods Parkway
Glen Allen, Virginia 23060-6148

     Re: Markel Corporation
            Form 10-K for fiscal year ended December 31, 2005
            File No. 001-15811

Dear Mr. Kirshner:

We have reviewed your June 30, 2006 response to our June 9, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Management's Discussion and Analysis

Critical Accounting Estimates

Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, page 79

1. Please refer to prior comment 3. We have read your Appendix A, and while recognizing the impracticality of discussing reserve methodologies and assumptions for each of your 90 lines of business, we continue to believe that your proposed new disclosure could be improved. Please provide the following information in a disclosure-type format.

- Provide an expanded description of your methodologies used to determine ultimate reserves, distinguishing between methodologies for short-tail and long-tail business. In describing reserve methodologies, please explain why the model used was ultimately chosen over the other models considered, including any strengths or weaknesses the model possesses over alternative models.
- Describe your process for calculating the IBNR reserve, and how it relates to ultimate losses, cumulative paid claims and case reserves. For example, we understand that some companies may calculate this reserve by estimating the ultimate losses first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
- Your recorded reserves exceeded actuarially calculated reserves by approximately 4.5% at December 31, 2005, which is equivalent to $263.9 million or 142% of 2005 income before income taxes. Provide in disclosure type format the corresponding percentage difference at December 31, 2004 and if different, explain your basis for concluding that reserves were adequate at these two points in time.
- Describe those lines of business where statistical data was insufficient or unavailable and the degree of judgment required in estimating related reserves at December 31, 2005.

2. We note within your proposed disclosures included in Appendix A that your cumulative deficiency resulted from adverse loss development on acquired books of business that were not subject to your reserving philosophy. Please provide more information explaining how this deficiency developed, the reserving philosophy originally applied to these acquired books of business and how this reserving philosophy differed from your reserving philosophy. Additionally, please tell us how you allocated the purchase price to these acquired reserves and how you complied with paragraph 37 of SFAS 141. Lastly, given the implication that management's reserving methodology would have produced a different liability value, please address in your response the provisions of SAB Topic 2.A.9.

3. Please refer to prior comment 4. We have read your proposed new disclosure in Appendix A and continue to believe that your explanation of how you consider the reserve range in determining reserve adequacy could be improved. Please provide the following information in a disclosure-type format:

- An expanded description of the specific factors, including those factors that determined the boundaries of the reserve range, that led you to record your best estimate rather than another estimate of incurred losses.
- You describe the reserve range as representing the "reasonably possible" losses determined by company actuaries, yet you also state that this range

is "not a true reflection of the potential volatility between loss reserves estimated at the balance sheet date and the ultimate cost of settling claims." Explain these apparent inconsistencies.

4. Please refer to prior comment 5. We have read your proposed new disclosure in Appendix A and continue to believe that your disclosure about key reserve assumptions could be improved. Please provide the following information in disclosure-type format.

- An expanded description and quantification of the "explicit assumptions" used in your reserve determination process for each period presented. For example on page 86, while you refer to such assumptions as "increased severity on reported claims" and "higher than expected incidence of newly reported claims," you provide no further description or any quantification for these key assumptions.
- An expanded discussion of the conclusions resulting from actuarial experience studies that served as the basis for changes in key assumptions. For example on page 87, you refer to a claims review that led you to update "actuarial assumptions and increased losses and loss adjustment expenses primarily for the 1997 to 2001 accident years." Please quantify the amount of changes to assumptions that were made as a result of these studies and the effect these changes had on the reserve balance.
- In general on pages 85-89, you attribute changes in prior year reserve estimates to either favorable or adverse development with only limited discussion of the underlying loss development characteristics, such as the impact of changes in claim frequency or severity on existing key assumptions. Provide an expanded discussion of these trends and quantify corresponding changes made to your "explicit assumptions" during the periods presented.
- You state that estimated damage factors in the third party catastrophe modeling software were too low and were revised. Tell us when the effects of the revisions were recorded in your loss reserves and whether your loss reserves at December 31, 2005 reflect all vendor revisions to the catastrophe modeling software.
- You state that estimated gross losses from Hurricane Katrina exceeded coverage under your reinsurance programs by $52.6 million as of December 31, 2005. Provide an expanded description and quantification in disclosure type format of your aggregate losses related to the 2005 Hurricanes before reinsurance, any additional revisions to key assumptions besides the damage factors utilized in your catastrophe modeling at December 31, 2005 and when you recorded the impact of these changes.

5 Please refer to prior comment 6. We have read your proposed new disclosure in Appendix A. You state that this disclosure is not intended to describe sensitivity of your reserve estimates to changes in key assumptions nor is it intended to reflect a "reasonably likely" scenario. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified (e.g. "explicit assumptions") may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. Provide this information in disclosure-type format.

6 Please refer to prior comment 7. Your proposed new disclosure appears to omit the description of your accounting policy for cost of reinsurance provided on page 11 of your response letter. Please tell us whether you plan to disclose this information or if not, your basis for concluding that such disclosure was not necessary.

Underwriting Results, pages 84-90

7.   Please refer to prior comment 9. You plan to continue MD&A discussion of the non-GAAP financial measure, underwriting profit (loss), on a consolidated basis, which you indicate was determined to be permissible in discussions with SEC staff during the review of your 2003 Form 10-K. We continue to believe that such discussion on a consolidated basis, while permitted on a segment basis, does not comply with Item 10 of Regulation S-K. We note that quantification of this non-GAAP financial measure on a consolidated basis continues to be acceptable in MD&A in the context of a FAS 131 reconciliation similar to your presentation in Note 18 to the financial statements. Please discontinue discussion of this non-GAAP financial measure on a consolidated basis. Refer to Question 21 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

8. Please refer to prior comments 10 and 11. We continue to believe that your explanation of the factors that determined the timing of your changes in prior year reserve estimates could be improved. This disclosure appears to be particularly important, given the materiality of these adjustments to your operating results and their recurring nature. Please provide an expanded discussion in disclosure-type format that justifies the timing of each change in estimate, such as why reserve strengthening occurred in successive periods for the same product lines and was not required in earlier periods.

9. Please refer to prior comment 12. We continue to believe that your discussion of limitations on your ability to cede future losses on a basis consistent with historical results and the related impact on your expected operating results and liquidity and capital resources could be improved. For example, you do not

Mr. Alan I. Kirshner
Markel Corporation
August 31, 2006
Page 5

describe the alternatives being considered for reinsurance on catastrophe-exposed books of business or quantify the expected impact on operating results of "reasonably likely" changes to your use of reinsurance. Please discuss and quantify in disclosure-type format the expected effect that such changes may have on your future results of operations, cash flows and financial position, including limitations on your ability to cede future losses on a basis consistent with your historical results.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant